UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 000-25383

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore — 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

     Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

ELECTION OF DIRECTORS

     On July 12, 2005, the Board of Directors (the “Board”) of Infosys Technologies Limited (the “Company”) elected David L. Boyles as an additional director of the Company. Mr. Boyles will hold office up to the date of the next Annual General Meeting (“AGM”), when his appointment as a director will be placed for the approval of the shareholders in the AGM. Mr. Boyles was recommended by the Company’s Nominations Committee after completion of the evaluation process set forth in the Nominations Committee’s charter. The Board believes that Mr. Boyles satisfies the standards of independence set forth in the applicable Nasdaq listing rules. There was no arrangement or understanding pursuant to which Mr. Boyles was elected as a director, and there are no related party transactions between Mr. Boyles and the Company. Mr. Boyles will serve on the Company’s Audit Committee and Nominations Committee.

     Mr. Boyles has held senior leadership positions at large multinational corporations. In December 2003, Mr. Boyles retired from the position of Chief Operations Officer at ANZ Banking Group (“ANZ”). Mr. Boyles joined ANZ as Chief Information Officer in 1998. Prior to ANZ, Mr. Boyles was Senior Vice President, eCommerce, at American Express. In this role, he was responsible for state-of-the-art online services and emerging technologies, including smart cards. Mr. Boyles has also held executive leadership positions at Downey Financial (Executive Vice President & Chief Operating Officer) and Bank of America (Senior Vice President, Consumer Markets). Mr. Boyles holds an MBA from Washington State University and an MA and BA (summa cum laude) in Psychology from the University of Northern Colorado.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED
/s/ Nandan M. Nilekani
Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

Date: July 18, 2005